Exhibit 99.1

PRESS RELEASE

ASPEN APPOINTS LAURIE SHANE AS
GROUP HEAD OF OUTWARDS REINSURANCE

HAMILTON, Bermuda – May 6, 2021 – Laurie Shane joins Aspen Insurance Holding Limited (“Aspen”) as new Group Head of Outwards Reinsurance and begins her role on June 1, 2021. Laurie will report to Brian Tobben, CEO Aspen Capital Partners.

Laurie joins Aspen from Markel Corporation where she was Managing Director of Global Ceded Reinsurance. In this role she worked to develop outward reinsurance strategies focusing on reducing group earnings volatility, balance sheet protection and managing third party credit risk.

Prior to Markel, Laurie served as Vice President, Corporate Insurance, at QBE for the Americas region where she established the new Corporate Insurance Department. She has also held senior roles at Delos Insurance Group, as Senior Vice President, Capital Management and Reinsurance, and Praetorian Financial Group / Clarendon, where she was Vice President, Reinsurance Placements and Operations.

Brian Tobben said; “We are excited to have Laurie join the Aspen team. Laurie brings a wealth of experience and is held in high regard in the market. I am looking forward to working with her, our brokers and our reinsurers as we continue to transform our outwards reinsurance program.”

Laurie said; “It is tremendously exciting to be joining Aspen at this unique time in its journey and I look forward to helping build an outwards reinsurance programme that moves from strong to powerful.”

Aspen is also announcing that Outwards Reinsurance team is being realigned to work with the Aspen Capital Markets team under the leadership of Brian Tobben and that the new team will be known as Aspen Capital Partners.

On the announcement, Brian said; “Bringing outwards reinsurance together with Aspen Capital Markets will help us deliver on our growth strategy while increasing collaboration and optimising our capital position. The combined team will capture efficiencies from overlapping process and benefit from leveraged expertise.”

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About Aspen Insurance Holdings Limited

Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2020, Aspen reported $13.2 billion in total assets, $7.2 billion in gross reserves, $3.0 billion in total shareholders’ equity and $3.7 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc.

Cautionary Statement Regarding Forward-Looking Statements:

This communication and other written or oral statements made by or on behalf of Aspen contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 3D, “Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2020, each of which is incorporated herein by reference.

For further information:

Media
Peter Krinks
Senior Group Communications Manager
peter.krinks@aspen.co
+44 (0)20 7184 8544